Smile Brands Group Inc.

201 E. Sandpointe

Santa Ana, California 92707

(714) 668-1300

May 25, 2010

VIA EDGAR AND OVERNIGHT COURIER

U.S. Securities and Exchange Commission

Mail Stop 3561

100 F. Street, N.E.

Washington, D.C. 20549-3628

Attention: Mr. John Reynolds, Assistant Director

Re:	Smile Brands Group Inc.

Request to Withdraw Registration Statement on Form S-1

(File No. 333-163875)

Dear Mr. Reynolds:

On behalf of Smile Brands Group Inc. (the “Company”) and pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby respectfully requests the withdrawal of its Registration Statement on Form S-1 (File No. 333-163875), together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement was initially filed with the Securities and Exchange Commission (the “Commission”) on December 21, 2009 and amended on February 12, 2010, March 26, 2010, April 12, 2010, April 15, 2010, April 16, 2010, April 21, 2010, April 22, 2010 and April 30, 2010. In light of general market conditions, the Company has determined not to conduct the offering of securities contemplated in the Registration Statement at this time. The Company requests that the Commission consent to this application pursuant to Rule 477(a) under the Securities Act.

The Company confirms that the Registration Statement has not been declared effective and no securities have been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein.

Accordingly, the Company hereby respectfully requests that the Commission issue a written order granting the withdrawal of the Registration Statement. Please fax a copy of the order to the Company’s legal counsel, John-Paul Motley, Esq. of O’Melveny & Myers LLP, at (213) 430-6407.

The Company also hereby respectfully requests that in accordance with Rule 457(p) of the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the account of the Company for future use.

If you have any questions regarding this application for withdrawal, please contact John-Paul Motley, Esq. of O’Melveny & Myers LLP at (213) 430-6100.

Sincerely,

SMILE BRANDS GROUP INC.

By:	/s/ Bradley E. Schmidt
Name:	Bradley E. Schmidt
Title:	Chief Financial Officer

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